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                           May 21, 2021

       Isaac H. Sutton
       Chairman and Chief Executive Officer
       Corporate Universe, Inc.
       2093 Philadelphia Pike #8334
       Claymont, DE 19703

                                                        Re: Corporate Universe,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 26,
2021
                                                            File No. 000-56271

       Dear Mr. Sutton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed April 26, 2021

       Business
       History, page 1

   1. We note that on December 10, 2020, the Company signed a Letter of Intent to acquire
                                                        100% of the equity
interest of Oxicon Limited, which would later become a wholly owned subsidiary of
Carbon-Ion Energy, Inc. In addition, Carbon-Ion assumed the legal right to complete the
acquisition, as set forth in the Letter of Intent. Please tell us how you considered the guidance
in Rule 8-04 and 8-05 of Regulation S-X in determining whether additional financial
statements and pro-forma financial information of Oxicon Limited should be included in
your Form 10. Your response should include your significance calculation and all
other relevant facts and circumstances that support your conclusion.
 Isaac H. Sutton
FirstName  LastNameIsaac
Corporate Universe, Inc. H. Sutton
Comapany
May        NameCorporate Universe, Inc.
     21, 2021
May 21,
Page  2 2021 Page 2
FirstName LastName
2. Please revise the disclosure to summarize the material terms of the binding letter of intent with Oxicon Limited and file the letter as an exhibit.
3. Please revise the disclosure to provide the nature of the businesses of Carbon-Ion Energy
         Inc., Oxicon Limited and the nature of the ongoing business and assets of Zapgo Limited, including its patents and intellectual property. Please clarify whether Carbon-Ion Energy
         Inc. is a different corporate entity than Carbon Ion Energy Storage, Ltd, referred to in
         Note 1 to the financial statements.
4.       You state    the company has a focus on emerging business development
to create value for
         our shareholders and provide the environment for business growth and
stability.    Please
         revise the disclosure to explain how this business purpose relates to your acquisition of
         Carbon-Ion, Oxicon and Zapgo.
Exhibits

5. Please file the securities purchase agreement as an exhibit or advise. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Matt Stout